UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

October 11, 2022

In the Matter of

Hash Space Acquisition Corp
Room 06, 13A/F
South Tower, World Finance Centre
Harbour City
17 Canton Road, Tsim Sha Tsui
Kowloon, Hong Kong

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-258485

Hash Space Acquisition Corp filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Hash Space Acquisition Corp has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn; In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on October 11, 2022.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brad Skinner
Office Chief